Our Life Foods, Inc

STATEMENT OF CASH FLOWS
January - November, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,284.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-38,669.56
AR - Clearing	-943.17
Due to/from A Cajun Life (From SP)	0.00
Inventory Asset	-124,559.72
Inventory Asset:Finished Goods	-92,661.84
Inventory Asset:Raw Ingredients	-38,094.37
Uncategorized Asset	0.00
Accounts Payable	103,430.01
Amex *24009 (ACL)	-12,252.86
Amex *63000 (ACL)	2,581.59
Capital One *4884 (ACL)	-520.40
Chase *4782 (ACL)	-287.75
US Bank *6117 (ACL)	136.27
Wells Fargo *1501 (ACL)	49.92
Wells Fargo *4214 (ACL)	-1,201.62
Due to Chris Fontenot	20,422.47
Loan - Credibly	80,538.50
Loan - Fund PNB	0.00
Loan - Fundthrough	0.00
Loan - Intuit	0.00
Loan - Kabbage (ACL)	-16,082.03
Loan - Kapitus (SP)	8,842.31
Loan - Kickfurther	0.00
Loan - Loan Builder	-34,999.15
Loan - LoanMe	-464,144.58
Loan - WithBehalf LLC/Veem	2,081.92
Sales Tax Payable - LA	-12.00
Unamortized Discount - Curr (deleted)	27,552.13
Unamortized Interest - current (deleted)	51,610.57
WAFD LOC *3790 (OLF)	29,729.07
WF Home Equity *7485	-25,695.34
WF LOC *3976 (ACL)	90.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-523,059.48**
Net cash provided by operating activities	**$ -514,775.21**
INVESTING ACTIVITIES	
Accumulated Depreciation	492.09
Furniture and Equipment	-492.09
Goodwill	-128,090.39
Net cash provided by investing activities	**$ -128,090.39**
FINANCING ACTIVITIES	

Our Life Foods, Inc

STATEMENT OF CASH FLOWS
January - November, 2020

	TOTAL
Accrued Interest on Conv Notes	1,798.27
Convertible Notes	10,555.77
Convertible Notes:Micro-Ventures	38,188.45
Due to/from Swamp Pop	-330,236.03
Loan - PPP	14,850.00
Loan - SBAD	150,900.00
Promissory Note - Ralph Moras	-59,755.97
Unamortized Discount - Non Curr (deleted)	63,311.65
Unamortized Int - Non Current (deleted)	334,102.88
Unamortized Loan Fee - Non curr	144.41
30000 Opening Balance Equity	109.75
32000 Retained Earnings	153,815.56
A Cajun Life Inc Capital	308,188.77
Acquisition	0.00
Members Draw-Chris	-60,800.00
Net cash provided by financing activities	**$625,173.51**
NET CASH INCREASE FOR PERIOD	$ -17,692.09
Cash at beginning of period	14,126.22
CASH AT END OF PERIOD	$ -3,565.87